SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Annual Incentive Plan to be released in April 2023
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	83,782
d)	Aggregated information - Aggregated volume - Price	83,782 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Annual Incentive Plan to be released in April 2023
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	48,780
d)	Aggregated information - Aggregated volume - Price	48,780 GBP 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Annual Incentive Plan to be released in April 2023
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	42,125
d)	Aggregated information - Aggregated volume - Price	42,125 GBP 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Falcon
2	Reason for the notification
a)	Position/status	Chief Executive Officer of Jackson Holdings LLC (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipt ("ADR") 74435K204
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Long Term Incentive Plan to vest in April 2023 subject to the achievement of performance criteria
(ii)        Receipt of an award under the Annual Incentive Plan to be released in April 2023
(iii)       Receipt of an award under the Restricted Stock Plan 2015 to be released in April 2023

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	USD 25.87	123,695
		(ii)	USD 25.87	65,021
		(iii)	USD 25.87	121,072
d)	Aggregated information - Aggregated volume - Price	309,788 USD 25.87
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolaos Nicandrou
2	Reason for the notification
a)	Position/status	Chief Executive, Prudential Corporation Asia (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to vest in April 2023 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2023

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	273,381
		(ii)	GBP 10.49	75,965
d)	Aggregated information - Aggregated volume - Price	349,346 GBP 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Al-Noor Ramji
2	Reason for the notification
a)	Position/status	Group Chief Digital Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to vest in April 2023 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Annual Incentive Plan to be released in April 2023

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	103,527
		(ii)	GBP 10.49	55,958
d)	Aggregated information - Aggregated volume - Price	159,485 GBP 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolene Chen
2	Reason for the notification
a)	Position/status	Group Human Resources Director (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Long Term Incentive Plan to vest in April 2023 subject to the achievement of performance criteria
(ii)        Receipt of an award under the Annual Incentive Plan to be released in April 2023
(iii)       Receipt of an award under the PCA Deferred Bonus Plan to be released in April 2022

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	GBP 10.49	86,841
		(ii)	GBP 10.49	8,650
		(iii)	GBP 10.49	59,050
d)	Aggregated information - Aggregated volume - Price	154,541 GBP 10.49
e)	Date of the transactions	2020-04-09
f)	Place of the transactions	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Michael Wells
2	Reason for the notification
a)	Position/status	Group Chief Executive (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.405	19
d)	Aggregated information - Aggregated volume - Price	19 GBP 10.405
e)	Date of the transaction	2020-04-08
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark FitzPatrick
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer and Chief Operating Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transaction	Acquisition of shares through the Prudential Group Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.405	19
d)	Aggregated information - Aggregated volume - Price	19 GBP 10.405
e)	Date of the transaction	2020-04-08
f)	Place of the transaction	London Stock Exchange

Additional information

The Prudential plc Remuneration Committee will consider all relevant factors when the 2020 Prudential Long Term Incentive Plan awards vest in April 2023 and may reduce vesting levels to ensure that PDMRs do not benefit from windfall gains. These factors will include the timing and extent of the recovery of the share prices of Prudential, its peer group and the indices on which it is listed, the performance of the Company over the period 2020 - 2022 and any other considerations that the Committee deems relevant.

In the case of shares being granted under the Prudential Long Term Incentive Plan these awards are subject to a further 2 year holding period which cannot be charged, pledged, transferred or otherwise encumbered following release.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Contact

Jennie Webb, Share Plans and Share Capital Manager, +44 (0)20 3977 9750
Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary